Exhibit 99.2

86353 Medigus VIF	Proof 3

Extraordinary General Meeting of	Extraordinary General Meeting of
Shareholders of Medigus Ltd. (the “Company”)	Shareholders of Medigus Ltd.
Date: March 20, 2017	to be held March 20, 2017
See Voting Instruction On Reverse Side.	For Holders as of February 20, 2017
Please make your marks like this: ☒ Use pen only

		For	Against	Abstain
1.	To approve an increase of the authorized share capital of the Company by an additional NIS 65,000,000 such that the authorized share capital of the Company following such increase shall be NIS 80,000,000, consisting of 800,000,000 ordinary shares, NIS 0.10 par value per share.	☐	☐	☐

 MAIL

     ● Mark, sign and date your Voting Instruction Form.

     ● Detach your Voting Instruction Form.

     ● Return your Voting Instruction Form in the
        postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on March 15, 2017.

PROXY TABULATOR FOR

MEDIGUS LTD.

P.O. BOX 8016

CARY, NC 27512-9903

EVENT #

CLIENT #

Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here	Please Sign Here

Please Sign Here	Please Sign Here	Copyright © 2017 Mediant Communications Inc. All Rights Reserved

86353 Medigus VIF.indd 1	2/16/2017 12:02:43 PM

86353 Medigus VIF	Proof 3

MEDIGUS LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on March 15, 2017)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Medigus Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on February 20, 2017, at the Extraordinary General Meeting of the Shareholders of Medigus Ltd. to be held on March 20, 2017, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item.

2. It is understood that, if you do not vote or if your voting instructions are not received before the Deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.

(Continued and to be marked, dated and signed, on the other side)

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